CUSIP No. 004325 20 5




                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  Schedule 13D

                   Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                          ACCLAIM ENTERTAINMENT, INC.
                                (Name of Issuer)

                          Common Stock, $.02 par value
                         ------------------------------
                         (Title of Class of Securities)

                                  004325 20 5
                                  -----------
                                 (CUSIP Number)

                             Stephen M. Brett, Esq.
                     Sr. Vice President and General Counsel
                           Tele-Communications, Inc.
                     5619 DTC Parkway, Englewood, CO  80111
                                 (303) 267-4800
                                 --------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                February 2, 1995
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                        (Continued on following page(s))
                              Page 1 of 10  Pages

CUSIP No. 004325 20 5

                                                              Page 2 of 10 Pages



- --------------------------------------------------------------------------------
         (1)     Names of Reporting Persons S.S. or I.R.S. Identification Nos.
                 of Above Persons

                 TELE-COMMUNICATIONS, INC.
                 84 - 1260157

- --------------------------------------------------------------------------------
         (2)     Check the Appropriate Box if a Member of a Group
                                                                    (a)      [ ]
                                                                    (b)      [ ]

- --------------------------------------------------------------------------------
         (3)     SEC Use Only

- --------------------------------------------------------------------------------
         (4)     Source of Funds
                 OO

- --------------------------------------------------------------------------------
         (5)     Check if Disclosure of Legal Proceedings is Required Pursuant
                 to Items 2(d) or 2(e)                                       [ ]

- --------------------------------------------------------------------------------
         (6)     Citizenship or Place of Organization
                 Delaware

- --------------------------------------------------------------------------------
 Number of       (7)      Sole Voting Power                 4,348,795 Shares
Shares Bene-     ---------------------------------------------------------------
  ficially       (8)      Shared Voting Power               0 Shares
 Owned by        ---------------------------------------------------------------
Each Report-     (9)      Sole Dispositive Power            4,348,795 Shares
 ing Person      ---------------------------------------------------------------
   With          (10)     Shared Dispositive Power          0 Shares


- --------------------------------------------------------------------------------
                 (11)     Aggregate Amount Beneficially Owned by Each Reporting
                          Person

                          4,348,795 Shares

- --------------------------------------------------------------------------------
                 (12)     Check if the Aggregate Amount in Row (11) Excludes
                          Certain Shares                                     [ ]

- --------------------------------------------------------------------------------
                 (13)     Percent of Class Represented by Amount in Row (11)
                          9.79%

- --------------------------------------------------------------------------------
                 (14)     Type of Reporting Person

                          HC

CUSIP No. 004325 20 5

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                  Statement of

                           TELE-COMMUNICATIONS, INC.

                        Pursuant to Section 13(d) of the
                        Securities Exchange Act of 1934
                                 in respect of

                          ACCLAIM ENTERTAINMENT, INC.
                         (Commission File No. 0-16986)

                         ----------------------------

ITEM 1.  Security and Issuer

                 The class of equity securities to which this Statement relates is the common stock, $.02 par value per share (the "Common Stock") issued by Acclaim Entertainment, Inc., a Delaware corporation ("Acclaim" or the "Company"), which has its principal executive offices at 71 Audrey Avenue, Oyster Bay, NY 11771.


ITEM 2.  Identity and Background

                 This Statement is being filed by Tele-Communications, Inc., (Commission File No. 0-33-54263; I.R.S. Identification No. 84-1260157); a Delaware corporation ("TCI" or the "Reporting Person"), whose principal business address is 5619 DTC Parkway, Englewood, Colorado 80111.

                 Said Reporting Person is principally engaged in the acquisition, development and operation of cable television systems, assets and programming interests, and, through its subsidiaries and affiliates, operates cable television systems throughout the continental United States and Hawaii.

                 Schedule 1 attached to this Schedule 13D contains the following information concerning each director and executive officer of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment; and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

                 To the knowledge of the Reporting Person, each of the persons named on Schedule 1 (the "Schedule 1 Persons") is a United States citizen. During the last five years, neither the

CUSIP No. 004325 20 5


Reporting Person nor any of the Schedule 1 Persons (to its' knowledge) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither it nor any of the Schedule 1 Persons (to its' knowledge) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other Consideration

                 As of October 19, 1994, Acclaim (acting through its wholly owned subsidiary, Acclaim Cable Holdings, Inc.) and TCI (acting through its wholly owned indirect subsidiary, TCI GameCo Ventures, Inc., hereinafter sometimes called "GameCo Ventures") entered into an Agreement of Limited Partnership (the "Partnership Agreement") for the development, acquisition and electronic distribution of entertainment software on interactive networks, as well as for the development of a standard for broadband network gaming to be incorporated into advanced set-top boxes. Under the Partnership Agreement, TCI (through GameCo Ventures) has a 35% equity interest and Acclaim (through Acclaim Cable Holdings, Inc.) has a 65% equity interest.

                 In connection with the establishment of the mentioned partnership or joint venture (hereafter sometimes called "ACTC, L.P." or the "Partnership") Acclaim entered into an Exchange Agreement, also dated as of October 19, 1994, with TCI and another wholly owned indirect subsidiary of TCI (TCI GameCo Holdings, Inc., hereinafter sometimes called "GameCo Holdings"), pursuant to which Acclaim agreed to sell to the mentioned subsidiary 4,348,795 shares of Acclaim's Common Stock in exchange for 3,403,405 shares of TCI's Class A Common Stock (the "Exchange Agreement").

                 The foregoing summaries of the Partnership Agreement and the Exchange Agreement, respectively, are hereby qualified in their entirety by reference to their complete terms, provisions and conditions which are set forth in said Agreements as Exhibits A and B hereto (see Item 7).

                 At the closing of the Exchange Agreement on February 2, 1995, the 4,348,795 shares of Acclaim's Common Stock was acquired by GameCo Holdings. GameCo Holdings is a wholly owned subsidiary of TCI Technology Ventures, Inc., which, in turn, is a wholly owned subsidiary of TCI.

                 The 3,403,405 shares of TCI's Class A Common Stock acquired by Acclaim were legended (because issued in a private placement) but covered by a "shelf" Registration Statement (No. 33-57469), filed January 27, 1995 with, and ordered effective by, the Securities and Exchange Commission (the "Commission") on February 2, 1995, to allow future secondary offers and sales thereof by Acclaim.

                 While no cash was paid for the Acclaim stock, TCI made a $1,750,000 cash contribution to ACTC, L.P.

CUSIP No. 004325 20 5

                 TCI is filing this Schedule 13 D because it is currently the beneficial owner, pursuant to Rule 13d-3 of the General Rules and Regulations of the Securities Exchange Act of 1934, as amended, of more than 5% of the outstanding shares of the Company's Common Stock. The record title to all 4,348,795 shares of the Common Stock beneficially owned by TCI is held in the name of GameCo Holdings but may in the future be transferred to one of TCI's subsidiaries or sub-subsidiaries. The shares of the Common Stock beneficially so owned by TCI represents 9.79% of the 44,421,194 shares of the Common Stock outstanding as of February 2, 1995.

                 The number of shares of the Common Stock outstanding was provided by officers of the Company.


ITEM 4.  Purpose of Transaction

                 TCI Technology Ventures, Inc. was formed to invest in companies and joint ventures engaged in developing and providing programming for new television and telecommunications technologies. TCI is involved in the ongoing development of a new, interactive TV set-top box and believes that, once developed, it will be a significant platform for the distribution of games and other interactive entertainment software over cable television systems and other networks. Based on this belief, TCI approached Acclaim to explore the creation of a joint venture that would be poised to exploit the market for the electronic distribution of interactive games and other entertainment software once the set-top box was deployed. As referred to in Item 3, TCI and Acclaim entered into an agreement of limited partnership on October 19, 1994 for the purpose of (i) producing, developing, acquiring (including by purchase or license), merchandizing, owning and investing in games and other interactive entertainment software, (ii) selling, licensing, distributing, or otherwise transmitting interactive entertainment principally to or through electronic means, (iii) developing, providing and merchandizing interactive entertainment programming for broadband distribution and (iv) promoting a standard for broadband network gaming to be incorporated into advanced set-top boxes. TCI is acquiring the Acclaim stock for investment, based on its belief that the electronic distribution of interactive software will be a principal market for interactive software publishers such as Acclaim in the future. Acquisition of the Acclaim stock will permit TCI to further participate in that market through its investment in the Acclaim stock.

                 Except as described in this Item 4, the Reporting Person does not have any present plans or proposals which relate to or would result in:
(i) any acquisition by any person of additional securities of the Company, or any disposition of securities of the Company; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (iv) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Company; (vi) any other material change in the Company's business or corporate structure; (vii) any changes in the Company's charter, by-laws, or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Company; (ix) any termination of registration pursuant to section 12(g)(4) of the

CUSIP No. 004325 20 5


Exchange Act of a class of equity securities of the Company; or (x) any action similar to any of those enumerated above.

                 Notwithstanding the foregoing, the Reporting Person may determine to change its investment intent with respect to the Company at any
time in the future.   In reaching any conclusion as to its future course of
action, the Reporting Person will take into consideration various factors, such as the Company's business and prospects, other developments concerning the Company, other business opportunities available to the Reporting Person, developments with respect to the business of the Reporting Person, and general economic and stock market conditions, including, but not limited to, the market price of the Common Stock of the Company. The Reporting Person reserves the right, depending on other relevant factors, to acquire additional shares of Common Stock of the Company in open market or privately negotiated transactions, to dispose of all or a portion of its holdings of shares of Common Stock of the Company or to change its intention with respect to any or all of the matters referred to in this Item.

                 As described under Item 6, below, a designee of TCI has been elected to the Board of Directors of Acclaim.


ITEM 5.  Interest in Securities of the Issuer

                 (a) As described in Item 2, hereof, the Reporting Person presently beneficially owns 4,348,795 shares of the Company's Common Stock, which represents 9.79% of the outstanding such shares.

                 (b) The Reporting Person has the sole power to vote or to direct the voting power of the 4,348,795 said shares that it beneficially owns and has the sole power to dispose of or direct the disposition of all of said shares.

                 (c) Except as otherwise reported herein, neither the Reporting Person nor, to its knowledge, any of the Schedule 1 Persons has executed transactions in the Common Stock of the Company during the past sixty
(60) days. However, prior to said sixty (60) days, Messrs. Naify and Coelho, each a Schedule 1 Persons, acquired, respectively, 10,000 shares and 1,500 shares of the Common Stock.

                 (d) There is no person that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock beneficially owned by the Reporting Person, except TCI as referred to in Item 2, and then only for the benefit of the Reporting Person. (See Item 6, below, in respect of certain Voting Assignments and Transfer Restrictions.)

                 (e)      Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

                 There are presently no contracts, arrangements, understandings or relationships among the Reporting Person and other persons with respect to the Common Stock of the Company, except as described below:

CUSIP No. 004325 20 5


Voting Arrangements:

                 Pursuant to a Voting Agreement, dated February 2, 1995, between Gameco Holdings and Messrs. Gregory E. Fischbach (Co-Chairman and CEO of Acclaim) and James Scoroposki (Co-Chairman, Senior Executive Vice President, Secretary and Treasurer of Acclaim), each of Gameco Holdings, Mr. Fischbach and Mr. Scoroposki have agreed to vote, at any annual or special meeting of the stockholders of Acclaim at which directors are being elected, all shares of Acclaim Common Stock beneficially owned by it or him in favor of the election to the board of directors of Acclaim (the "Acclaim Board") of those individuals (the "Board Nominees") nominated by the incumbent Acclaim Board, provided that, subject to certain exceptions, such nominees include each of Messrs. Fischbach and Scoroposki or his designee and one individual designated by GameCo Holdings to serve on the Acclaim Board.

                 Gameco Holdings' right to designate one person for election to the Acclaim Board is contingent upon there not having occurred a "TCI
Significant Event."   A TCI Significant Event will occur if (A) GameCo Holdings
sells, transfers or otherwise disposes, or agrees to dispose, of ownership of any shares of Acclaim Common Stock acquired by it under the Exchange Agreement or any voting or other rights in respect thereof, subject to certain permitted transfers; (B) Gameco Holdings or certain of its affiliates engages in certain activities that are restricted under the terms of the Partnership Agreement other than through the Partnership; (C) if the Partnership is dissolved or terminated; (D) if GameCo Ventures commits an event of default under the Partnership Agreement; or (E) if Gameco Holding or GameCo Ventures shall cease to be a wholly owned sub-subsidiary of TCI, subject to certain exceptions. Notwithstanding the occurrence of a TCI Significant Event, Gameco Holdings will continue to be required to vote in favor of the Board Nominees for so long as it beneficially owns any shares of Acclaim Common Stock.

                 Concurrently with the closing under the Exchange Agreement, and as contemplated by the Voting Agreement, the size of the Acclaim Board was increased by one and Mr. Bruce W. Ravenel, a Vice President of TCI Technology Ventures, Inc. was elected by the Acclaim Board to fill the vacancy created thereby.

Transfer Restrictions:

                 Pursuant to the Exchange Agreement, dated as of October 19, 1994, among TCI, Gameco Holdings and Acclaim, Gameco and Acclaim, Gameco Holdings may not, prior to February 2, 1998, sell, transfer or otherwise dispose, or agree to dispose, of ownership of any of the 4,348,795 shares of Acclaim Common Stock (the "Acclaim Shares") acquired by it pursuant to the Exchange Agreement, or any voting or other rights in respect thereof (each a "Transfer"), except for: (i) Transfers to certain direct or indirect wholly owned subsidiaries of TCI that agree to similar restrictions on the Transfer of the Acclaim Shares; (ii) Transfers to such persons or entities as may be consented to by Acclaim in its sole discretion; (iii) Transfers pursuant to a tender offer, merger, recapitalization or other similar extraordinary transaction involving Acclaim or the Acclaim Common Stock; (iv) subject to the next paragraph, any Transfer, in one transaction or series of related transactions, to any person, corporation, partnership or other entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) pursuant to a privately-negotiated transaction exempt from registration under the Securities Act; (v) Transfers made pursuant to an effective registration statement made in

CUSIP No. 004325 20 5


accordance with certain registration rights granted by Acclaim to Gameco Holdings; and (vi) Transfers made in accordance with Rule 144 promulgated under the Securities Act.

                 If Gameco Holdings proposes to Transfer more than 434,879 shares of the Acclaim Shares in the manner described in clause (iv) of the preceding paragraph, in one transaction or in a series of related transactions, Gameco Holdings is required to first offer Acclaim a 15-day right of first refusal to acquire all, but not less than all, of such shares on the same terms and conditions as those on which Gameco Holdings proposed to Transfer such shares to its proposed transferee.

         Acclaim has agreed to register under the Securities Act the offer and sale of the shares of Acclaim Common Stock beneficially owned by TCI, subject to compliance with certain registration rights procedures set forth in an exhibit to the Exchange Agreement.

ITEM 7.  Material to be Filed as Exhibits

         A. Partnership Agreement, set forth as to Exhibit 99.2 to the Registration Statement on Form S-3 (Commission File No. 33-57469) filed by TCI on January 27, 1995 and ordered effective on February 2, 1995, which Partnership Agreement is hereby incorporated herein by this reference.

         B. Exchange Agreement, set forth as Exhibit 99.1 to the Registration Statement on Form S-3 (Commission No. 33-57469) filed by TCI on January 27, 1995 and ordered effective on February 2, 1995, which Exchange Agreement is hereby incorporated herein by this reference.


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:  February 8, 1995                        TELE-COMMUNICATIONS, INC.



                                               By: /s/ STEPHEN M. BRETT
                                                  -----------------------------
                                                  Stephen M. Brett
                                                  Sr. Vice President and
                                                  General Counsel

CUSIP No. 004325 20 5


                                   SCHEDULE 1
             Directors, Executive Officers and Controlling Persons
                                       of
                       Tele-Communications, Inc. ("TCI")

                                                                         Principal Business
                                                                         or Organization in
                            Principal Occupation and                     Which Such Employment
Name                            Business Address                         Is Conducted
- ----                        ------------------------                     --------------------
Bob Magness                 Chairman of the Board and                    Acquisition, development
                            Director of TCI                              and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO  80111                         television programming


John C. Malone              President and Chief Executive                Acquisition, development
                            Officer and Director of TCI                  and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO  80111                         television programming


Donne F. Fisher             Executive Vice President,                    Acquisition, development
                            Treasurer, and Director of TCI               and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO  80111                         television programming


John W. Gallivan            Director of TCI;                             Newspaper publishing
                            Chairman of the Board
                            Kearns-Tribune Corporation
                            400 Tribune Building
                            Salt Lake City, UT  84111


Anthony Lee Coelho          Director of TCI;                             Investment Services
                            President and CEO of
                            Wertheim Schroder Investment
                            Services, Inc.
                            787 7th Avenue, 5th Floor
                            New York, NY  10019


Kim Magness                 Director of TCI;                             Ranching and horse
                            Manages family business                      breeding
                            interests, principally in
                            ranching and breeding Arabian horses;
                            1470 South Quebec Way #148
                            Denver, CO  80231


Robert A. Naify             Director of TCI;                             Motion Picture
                            President and C.E.O. of                      Industry
                            Todd-AO Corporation;
                            172 Golden Gate Avenue
                            San Francisco, CA  94102


Jerome H. Kern              Director of TCI; Senior                      Law
                            Partner in Baker & Botts, L.L.P.,
                            885 Third Avenue, Suite 1900
                            New York, NY  10022

CUSIP No. 004325 20 5



                                                                         Principal Business
                                                                         or Organization in
                            Principal Occupation and                     Which Such Employment
Name                            Business Address                         Is Conducted
- ----                        ------------------------                     -------------------
Gary K. Bracken             Senior Vice President &                      Acquisition, development
                            Controller of TCI Communications, Inc.       and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO  80111                         television programming


Stephen M. Brett            Executive Vice President, Secretary          Acquisition, development
                            and General Counsel of TCI                   and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO  80111                         television programming


Brendan R. Clouston         Executive Vice President of TCI              Acquisition, development
                            5619 DTC Parkway                             and operation of cable
                            Englewood, CO  80111                         television systems and cable
                                                                         television programming


Barry Marshall              Chief Operating Officer of                   Acquisition, development
                            TCI Cable Management Corporation             and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO 80111                          television programming


Larry E. Romrell            Executive Vice President of TCI              Acquisition, development
                            5619 DTC Parkway                             and operation of cable
                            Englewood, CO 80111                          television systems and cable
                                                                         television programming


Bernard W.                  Senior Vice President & Treasurer            Acquisition, development
 Schotters, II              of TCI Communications, Inc.                  and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO  80111                         television programming


J.C. Sparkman               Executive Vice President of TCI              Acquisition, development
                            5619 DTC Parkway                             and operation of cable
                            Englewood, CO  80111                         television systems and cable
                                                                         television programming


Robert N. Thomson           Senior Vice President, Government            Acquisition, development
                            Affairs, of TCI Communications, Inc.         and operation of cable
                            5619 DTC Parkway                             television systems and cable
                            Englewood, CO  80111                         television programming


R. E. Turner                Director of TCI;                             Cable Industry
                            Chairman of the Board and
                            President of Turner Broadcasting
                            System, Inc. since 1970
                            One CNN Center, 14th Fl North
                            Atlanta, GA  30303

Fred A. Vierra              Executive Vice President of TCI              Acquisition, development
                            5619 DTC Parkway                             and operation of cable
                            Englewood, CO  80111                         television systems and cable
                                                                         television programming

Peter R. Barton             Executive Vice President of TCI              Acquisition, development
                            5619 DTC Parkway                             and operation of cable
                            Englewood, CO  80111                         television systems and cable
                                                                         television programming





                                      10